August 1, 2024

Guohua Huang
Chief Executive Officer
EPWK Holdings Ltd.
Building #2, District A, No. 359 Chengyi Rd.
The third phase of Xiamen Software Park
Xiamen City, Fujian Province
The People   s Republic of China, 361021

       Re: EPWK Holdings Ltd.
           Amendment No. 6 to Registration Statement on Form F-1
           Fiiled July 9, 2024
           File No. 333-269657
Dear Guohua Huang:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

Amendment No. 6 to Registration Statement on Form F-1
Use of Proceeds, page 68

1. You say net proceeds will be $11,000,000 here but this amount appears to be the gross amount of the offering. On page 70 you say net proceeds after deducting underwriting
       fees, underwriters    expense allowance and other expenses is $9.60
million. This latter
       amount does not appear to be consistent with amounts disclosed on pages 170 and 171 for nonaccountable expenses of 1% of gross proceeds ($110,000), total expenses excluding underwriting discounts and non-accountable expense allowance
       of $1.2 million, underwriting discounts and commissions of $880,000 and accountable expenses up to $250,000. Please revise as appropriate the net proceeds amounts on pages
       68 and 70, including on page 70 the impact on pro forma as further adjusted capitalization
 August 1, 2024
Page 2

       and $1.00 increase in the offing price, and amounts under "Dilution" for consistency.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
77

2. Refer to your response to prior comment 3. It appears GMV is a metric to you and the content of your response regarding GMV is meaningful to investors in understanding how it relates to your business. Please revise your disclosure accordingly. In doing so, refer to
       Release No. 33-10751 for further guidance.
Management, page 134

3. Please update the executive compensation information as of the fiscal year ended June 30,
       2024.
Related Party Transactions, page 140

4. We note your response to prior comment 7. Please revise to state, or supplementally confirm, that the information presented in this section is through the date of the prospectus. In this regard, we note your representation that you "have presented the related party transactions information as of May 31, 2024." Refer to
Item 7.B of Form 20-
       F.
Financial Statements, page F-1

5. Please refer to the guidance on age of financial statements in Item 8.A.4 of Form 20-F and instructions thereto and comply as appropriate.
General

6. We note your response to comment 9, as well as your revised disclosure that "[n]one of the Selling Shareholders or the natural controlling persons of the Selling Shareholders are in the business of underwriting securities." Please revise to state, if true, that none of the natural controlling persons of the Selling Shareholders have had a material relationship with the company since the beginning of the last three fiscal years other than as shareholders of the company and the VIE.
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Fang Liu, Esq.